November 2, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (412) 762-4507

Richard J. Johnson
Chief Financial Officer
PNC Financial Services Group, Inc.
One PNC Plaza
249 Fifth Avenue
Pittsburgh, Pennsylvania 15222-2707

Re: PNC Financial Services Group, Inc.
Form 10-K filed March 15, 2006
File No. 001-09718

Dear Mr. Johnson:

We have reviewed your response letter dated September 11, 2006 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 3, Variable Interest Entities, page 78

1.   We refer to your response to Comment 9 regarding the analysis you performed to determine that PNC is not the primary beneficiary of Market Street after it was restructured to issue a subordinated note for $4.6 million. We note that PNC is a variable interest holder in Market Street due to the various credit risks and residual returns it has assumed as part of the following ABCP conduit transactions with Market Street:

- PNC is one of the liquidity providers of liquidity facilities totaling $4.646 billion with respect to asset purchase agreement that obligate the provider to buy the covered assets contingent upon the occurrence of certain triggering events.

- PNC is the administrator and receives residual fees that have a subordinated priority of payment.

- PNC Bank provides a portion of the credit enhancement facilities totaling $443 million through a loan facility that expires in March 25, 2010.

Considering the above transactions with the VIE please tell us and discuss in future filings:

- the dollar amount of these liquidity and credit enhancement facilities that specifically relate to PNC's exposure to credit risk and the estimate of residual returns related to administrator fees;

- what you mean in the second paragraph of Note 3 on page 79 that *for the most part* PNC is not required to fund under the liquidity facilities if Market Street's assets are in default; and

- the nature of the triggering events that PNC is liable for funding under the liquidity facilities.

2.   We refer to the "Implied Asset Default Rates" section on page 12 that states you have estimated ABS default rates as equal to one half of corporate rates for a given term. Assuming default rates are a critical factor in determining the variability of the cash flows of the VIE in your FIN46(R) model, please tell us:

- why you consider the <u>50% default rate</u> indicative of the default rate of the ABCP portfolio considering the various pools of investments with varying credit risk grades;

- whether you used a weighted average of the various S&P credit grades held by the conduit in arriving at the 50% default rate, and if not, why not; and

- whether a plus or minus 5% change in the default rate would have resulted in a different conclusion as to which entity was the primary beneficiary.

3.   Explain to us how you determined the Hypothetical Subordinated Note Size of $410,000 for modeling purposes as stated on page 12 of your response considering you issued in October 2005 a subordinated note for $4 million.

4.   Explain the qualitative and quantitative assumptions you made to determine that the holder of the Subordinated Note of $4 million will absorb the majority of the expected losses of the ABCP conduit.

5.   Tell us if you have consistently used the same FIN46(R) methodology to determine that PNC is the primary beneficiary of Market Street both before and after the reconsideration event related to the issuance of the subordinated notes.

6.   Tell us which acceptable variability model you are using to apply FIN46(R) and whether you know if the use of an alternative acceptable model, such as variants of the cash flow method or fair value method under FSP FIN 46(R)-6, would have materially impacted your conclusion as to whether PNC is the primary beneficiary before and after the reconsideration event.

7.   We note that you are required to apply the guidance in FSP FIN 46(R)-6 for any reconsideration event occurring for any existing variable interest entities beginning with your third quarter of 2006. We also note your response indicates that you update your primary beneficiary analysis at least quarterly. Tell us how you have considered the requirements of paragraph 5.b. of FSP FIN 46(R)-6 , with respect to determining the purpose for which the VIE was created and the variability the ABCP conduit is designed to create and pass along to its interest holders, including whether you expect your methodology to change as a result of this new standard

8.   Please provide the following additional information about your expected loss model:

- whether you used a Monte Carlo simulation for purposes of developing the probable set of cash flows for the assets held by the conduit;

- whether your calculation of expected losses considered prepayments of conduit assets as a source of variability. If not, please tell us why;

- how you developed the r-squared (systemic risk) factor of 30% for purposes of the credit risk sources of variability;

- whether you assume a static pool of assets for purposes of analyzing the expected losses for the conduit; and

- whether you believe the addition of a new pool of assets or renewal of an existing facility represents a reconsideration event.

9.   Please tell us the following about the Subordinated Note issued in October 2005:

- the initial term and whether there are any provisions regarding extension;

- whether there are any restrictions regarding the transferability of the subordinated note;

- whether PNC has any obligation with respect to the subordinate note if Market Street does not have the ability to pay on the note;

- the order of priority the available funds in the "first loss" reserve account are applied; and

- what is meant by the statement on page 79 of your Form 10-K that any penalty interest/fees charged by Market Street on specific transactions accrue to the benefit of the Note holder. Additionally, tell us how the penalty interest/fees were factored into your expected loss calculation.

Note 26, Subsequent Events, page 112

10. We refer to your response to comment 10 that states you do not believe additional disclosure is required in the Form 10-Q for the period ended September 30, 2006 regarding the basis for considering that BlackRock is the accounting acquirer of MLIM. In this regard, please provide us with your proposed disclosure to be included in your financial statements for the year ended December 31, 2006 and in Management's Discussion and Analysis to explain the following:

- the facts and circumstances under paragraph 17 of SFAS 141 that support your accounting and valuation of your equity investment in BlackRock after the acquisition of MLIM;

- discuss the authoritative accounting support for recording the net assets of MLIM acquired by BlackRock at fair value considering PNC's investment decreased in BlackRock decreased to 34% and Merrill Lynch received the larger portion of the voting rights in BlackRock; and

- explain the basis for PNC recognizing the expected material gains of $1.6 billion on the BlackRock-MLIM merger that which will significantly affect the Company's earnings in 2006.

Form 8-K filed September 8, 2006

11. Considering PNC had unrealized losses of $694 million in available-for-sale securities with amortized costs of $22.4 billion as of June 30, 2006, please tell us how you considered the requirements of SAB 5:M regarding the recognition of other-than-temporary impairments for the remaining available-for-sale securities after considering the following transactions which appear to support the presumption that PNC does not have the intent to retain its remaining investment in available-for-sale securities for a period of time sufficient to allow for an anticipated recovery in market value:

- the $200 million pre-tax loss that PNC will record during the third quarter of 2006 as a result of the sale of $6 billion of available-for-sale securities due to a repositioning of your investment portfolio; and

- the statement in your Form 8-K filed on September 22, 2006 that you plan to recognize an additional pre-tax loss of $50 million during the third quarter for the transfer of $2 billion of residential mortgages to held-for-sale status.

12. Refer in our response to how you considered the additional guidance in paragraph 16 of SFAS No. 115, EITF Issue No. 03-1 and the application guidance in FSP No. FAS 115-1 and 121-(as amended) with respect to when an impairment is other-than-temporary.

13.   Tell us and disclose in future filings the extent of any contingencies related to recourse obligations, guarantees or buy-back provisions and how they will be accounted for in accordance with paragraph 11.b of SFAS 140.

*   *   *

Closing Comments

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.   Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and responses to our comments.

        You may contact Edwin Adames (Senior Staff Accountant) at (202) 551-3447 or me at (202) 551-3492 if your have any questions regarding these comments.

                        Sincerely,

                        John P. Nolan
                        Accounting Branch Chief